Filed by Fifth Wall Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Fifth Wall Acquisition Corp. I

Registration No. 333-256144

The following presentation was presented to analysts at various financial institutions on July 21, 2021.

Smart Homes Connected Communities SmartRent Analyst Day

Disclaimer 2 Important Information for Investors and Stockholders This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I ("FWAA") and SmartRent.com, Inc. ("SmartRent"). FWAA filed an amended registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission ("SEC") on July 1, 2021, which included a preliminary proxy statement/prospectus in connection with FWAA’s solicitation for proxies for the vote by FWAA’s shareholders. After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be sent to the stockholders of FWAA. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire preliminary proxy statement/prospectus, and when it becomes available, the definitive proxy statement and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045. FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding their interest in the transaction is contained in the Registration Statement, copies of which may be obtained for free as described in the preceding paragraph. Free copies of these documents may be obtained as described in the preceding paragraph. This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Forward-Looking Statements This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA's and SmartRent's expectations or predictions of future financial or business performance or conditions, SmartRent's product roadmap, including the expected timing of new product releases, SmartRent's plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent's ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall (as defined below) in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words "believes," "estimates," "expects," "projects," "forecasts," "may," "will," "should," "seeks," "plans," "scheduled," "anticipates," "intends" or "continue" or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA's Form S-1 titled "Risk Factors," which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA's or SmartRent's management's current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC. In addition to factors previously disclosed in FWAA's reports filed with the SEC, including FWAA's most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC's website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent's ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA's public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall's limited partner and other commercial relationships to grow SmartRent's customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent's customer base, the ability of the combined company to meet Nasdaq's listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent's current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC.

Disclaimer (cont’d) 3 Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA's most recent reports on Form 8-K, which are available, free of charge, at the SEC's website at www.sec.gov, and are also included in the Registration Statement on Form S-4 filed in connection with the proposed merger. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA's and SmartRent's control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term "committed units" includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order. This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward- looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Important Information About Fifth Wall In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Fifth Wall Fund”). FWAA is sponsored by Fifth Wall Acquisition Sponsor, LLC (the “FWAA Sponsor”), which is an affiliate of Fifth Wall. However, FWAA is an independent publicly traded company, and not a member of Fifth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAA, FWAA Sponsor or SmartRent. A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent. Except for certain limited obligations of the FWAA Sponsor related to the disposition of its founder shares in FWAA, Fifth Wall in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including SmartRent ) to promote, advertise, market, or support the products, services, business or operations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company. This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain addition al information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations. Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund's investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors. Use of Non-GAAP Financial Measures This document may contain certain non-GAAP financial measures. SmartRent’s management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent’s operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental information to investors and others in understanding and evaluating SmartRent’s operating results and enhancing the overall understanding of its past performance and future prospects. These non GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent’s GAAP financial information.

Analyst Day Agenda

Property Tour and Product Demonstration

Introduction
Brendan Wallace – CEO (Fifth Wall Acquisition Corp. I)

Company Overview
Lucas Haldeman – CEO

Technology and Product Platform
Mitch Karren – CPO

Sustainability at the Core of SmartRent's Value Proposition
Lucas Haldeman – CEO

Operational Highlights
Demetrios Barnes - COO
CJ Edmonds – CRO

Client Insights
Jason Kessler – COO (Edward Rose & Sons)

Financial Overview & Transaction Highlights
Daryl Stemm – Director, Financial Reporting


Energy Usage
605

4

Combination with FWAA further cements SmartRent as a category leader

SmartRent

FIFTH | WALL

Why we chose FWAA?

- The PropTech validator
- Unparalleled access to potential customers
- Long-term investor
- Access to proprietary M&A targets
- Existing SmartRent investor and strategic partner

Why we chose SmartRent?

- Category leader
- Substantial synergies with LP network
- Significant growth potential
- Unlock Fifth Wall network effects
- Continuation of our relationship

Strong alignment with new investors

- Principals personally invested in deal
- FWAA's shares locked up for up to three years[1]
- 100% primary proceeds to fuel growth; NO SECONDARY
- Warrantless structure minimizes dilution


Yale

Since its investment in March 2020, Fifth Wall has already facilitated 21 introductions from across its LP and partner network, representing 1.4M potential units

1. Founder shares of FWAA's sponsor are locked up for periods of up to three years

5

Experienced team with deep industry expertise 6 Our team is why we win Jonathan Wolter Chief Financial Officer CJ Edmonds Chief Revenue Officer Demetrios Barnes Chief Operating Officer Mitch Karren Chief Product Officer 430 Employees 77 Engineering professionals 102 Field Installation employees 141 Years in technology 78 Years in real estate 47 Years in finance TEAM HIGHLIGHTS COMBINED EXPERIENCE AWARDS Lucas Haldeman Chief Executive Officer Heather Auer Senior Vice President, Human Resources Evelyn Infurna Senior Vice President, Investor Relations Source: Company data as of 6/30/2021 Isaiah DeRose-Wilson Chief Technology Officer

Supported by a strong Board of Directors Source: Company filings as of 6/30/2021 Alana Beard Director Robert Best Director Lucas Haldeman Chairman John Dorman Director Frederick Tuomi Director Bruce Strohm Director Additional Director to be added to the Board FIFTH WALL ACQUISITION CORP. I 7

Recent business highlights

- Launch of new features for core products and increased integration with management platform supports
- Launch of exclusive integration with map visualization technology leader Engrain to optimize its new parking management solution
- Expanded internationally, with first pilot signed in Europe
- Merger announced with Fifth Wall Acquisition Corp I, a SPAC sponsored by Fifth Wall, the largest venture capital firm focused on the global real estate industry and PropTech

40
New customers YTD

176
New employees hired YTD, net

56k
Units Deployed YTD (E) [1]

83k
Booked units YTD (E) [2]

Most innovative Real Estate tech company

HW TECH 100 2021 REAL ESTATE

Awards

#1 fastest growing company in Arizona


100 FASTEST GROWING COMPANIES
IN ARIZONA FOR 2021

Source: Company data as of 6/30/2021

1. Units Deployed is defined as the aggregate number of SmartHubs expected to be installed during the period (including customer self-installations).
2. Booked units is defined as the aggregate number of SmartHubs associated with Mater Service Agreements or binding purchase orders expected to be entered into during the period.

8

COMPANY OVERVIEW 01

450k+ Total Users 3.8k+ Completed Communities 211k+ Total Units Deployed 1.15M Total Devices Installed Company Overview Source: Company data as of 6/30/2021 10

We are an enterprise software company, providing fully-integrated solutions to the real estate industry We are hardware agnostic and deeply integrated into most Property Management Systems We have meaningful ongoing customer relationships that drive multi-year recurring revenue 11

Community Wifi Building Access Control Pool Access East Building A Access Unit A101 Expires: 08/14/20 2:15pm Hold Phone by Lock Your Passes Profile Activity Passes F ront Door Locked Tap to unlock Proven land-and-expand model that will continue to fuel growth. Every product can be an entry point with switching costs exponentially increasing over time. Add a Scene Activity Home Security Welcome Home My Devices Thermostat COOL 72-78° Living Room OFF Front Window OPEN 75% Front Door LOCKED SmartRent Product Ecosystem Self-Guided Tours Smart Parking Video Intercom Smart Apartments Hello, Jane Your Self-Guided Tour is Ready! 2 BED 2 BATH 2 FLOOR 1,200 SQFT 1234 E. Main St. 323 458 Your Access Code Parking Permit Orchard Valley Vehicle LP Elapsed Time Rate RFV567 $2.00 per hour 45 min Space Number 123 Checked In Start time 3:45pm CHECK OUT 12 Recently Launched

SmartRent delivers undeniable value to owners / operators

50%
Return on investment[1]

3
Year payback period[1]

20-30%

Savings on utilities

- Maximize resident engagement
- Fully integrated ecosystem
- Improved building quality
- Increased asset values

70-90%

Decrease in water damage expense

- Help owners / operators meet decarbonization goals
- 2,800+ water leaks detected
- Reduced insurance costs
- 366K+ MWH electricity saved



Operating Expenses
Asset Protection
Revenue Generation
Cost Reduction

$25-100/month

Rent increase / unit

- Higher rent
- Increased resident retention
- Accelerated leasing velocity
- Ancillary monetization opportunities

20-50%

Decrease in leasing costs

- Re-leasing costs
- Resident onboarding / Opportunity costs
- Customer servicing costs
- Property Management Systems redundancies

Source: Company estimates
1. Illustrative numbers; See case study on page 38.

13

Powerful network effect is driving demand for our solutions 14 Owners / Operators Need to meet residents’ growing demand for digital amenities, while improving profitability But no enterprise-level solution existed prior to SmartRent Smart Home Device Companies Continued product innovation to meet demand But smart devices alone are point solutions that don’t offer enterprise software solutions Residents Smart home technology has become a necessity But few rental communities offer them

Sector tailwinds are driving smart home penetration in rental communities 15 Source: News run 1. Statista as of November 2020 2. Estimated based on 400K units divided by 43M rental units in the U.S. 3. Entrata 4. Schlage 5. RemoteLock article The rental industry is lagging… +75% of residents would pay more for a smart apartment3 …and owners / operators risk obsolescence if they do not evolve 28% 40% 57% 1% 2017 2021E 2025E 2021E The same dynamics will apply to other asset classes and geographies 20% Millennials are willing to pay 20% more per month for smart home technology4 72% 72% of Millennial and 63% of Gen Z renters are ready to move within 1 year if their needs aren’t met5 U.S. Smart home penetration Homes1 Rentals2

Large addressable market opportunity

We are targeting a substantially larger market than our competitors



28M

Institutionally owned multifamily US Units



15M

Single Family US Rental Residences



6M

Homebuilders / iBuyers annual U.S. homes sold [3]


~$200B
Global Expansion
~$80B
New Products / Other Asset Classes [1]
~$30B
Existing Residential Stock [2]
~$.03B
Annual New Developments

Source: NAREIT, John Burns Real Estate Consulting, Statista, company assumptions

1. Assumes 43M multifamily and single family units, 15M of other rental units, commercial real estate opportunity.
2. Assumes 43M multifamily and single family units and ~$700M annual revenue opportunity.
3. 5.3M existing homes sold in 2019 and 682K newly constructed homes sold in 2019 based on U.S. Census Bureau.

16

Source: Company filings 1. Recurring revenue earned from the fees collected from customers to provide access to one or more of our software applications including access controls, asset monitoring and related services. Total software recurring revenue1 Total customers 44 85 121 142 161 182 2020 Q1 2020 Q2 2020 Q3 2020 Q4 2021 Q1 2021 Q2 $633k $676k $809k $1,274k $1,336k $1,700k 2020 Q1 2020 Q2 2020 Q3 2020 Q4 2021 Q1 2021 Q2 (E) 158% Increase in YoY units booked 100% Increase in YoY Units Deployed 56,320 Total Units Deployed YTD 83,400 Total units booked YTD Continued momentum for 2021E 17

TECHNOLOGY & PRODUCT PLATFORM 02

We built the right foundation for our business

COMPETITORS…

… mostly deliver a series of point solutions…

… include hardware companies with closed architecture…

… are primarily focus on new developments and use 3rd party installers

VS.

SMARTRENT'S COMMITMENT

Industry-leading holistic solution

Most owner / operator-friendly provider

Ability to serve any building anywhere

SMARTRENT'S OFFERING



Enterprise software



Hardware



Resident App

Hardware agnostic

Open architecture

Deeply integrated

In-house installation yields quality

200+

W-2 employees in implementation, installation, support & warehouse

19

Cutting-edge Research & Development Team Innovative Product Development Team …Working Hand-in-Hand with Seasoned Team of Software Engineers 20 Source: Company data as of 6/30/2021 Mitch Karren Chief Product Officer Product Managers (18) Product Marketers (6) Partnerships (3) Solution Architects (3) Isaiah DeRose-Wilson Chief Technology Officer Software Engineers (43) Hardware Engineers (7) UI / UX (8) Platform Engineers (15) Security Team (3)

User-friendly, connected interface for property managers 21 Today, property managers are expected to host property tours, manage resident requests, coordinate visits from vendors, deliveries and assist maintenance teams with service requests. Maintenance Access Move-In Work Orders Vacant Unit Controls

Re-defining the next generation resident experience 22 A single user app brings the smart home experience to rental communities Remote Access Guest Access Building Access Climate Comfort Video

Resident Experience 2.0 I have a leaky sink AC Hi Jane! I’m Marvin and am here to help. What kind of problem are you experiencing? Gotcha DUE NOW $1,407.98 Unit Rent $1,200.00 Parking Space $99.99 High Speed Internet $99.99 Taxes $8.00 PAY NOW Fitness Center 5:00AM - 10:00PM Work towards a better you in our industry leading fitness center. VIEW DETAILS RESERVE TIME 23 SmartRent elevates the rental resident experience Mobile Rent Payments Maintenance Requests Amenity Reservations Marketplace

Alloy Access Alloy Access is a cloud-based, mobile first, access control platform, purpose built for the multifamily industry. We have launched several disruptive products over the past year and are continuously innovating in both access and video solutions. Cloud Bridge Solo Door Kit Smart Intercom 24 Video Services

Smart Parking Smart Parking allows site staff to easily monitor and manage guest and resident parking. 25 Revenue Inefficiencies

Near-term product roadmap

Ongoing investment in technology for continued leadership

Recent Products Launched









Leasing

Lease signing	FUTURE
Online app	FUTURE
CRM	FUTURE
Self-Guided tour	CURRENT

Resident Experience

Payments & WOs	FUTURE
Marketplace	IN PROGRESS
WiFi	CURRENT
Smart Home	CURRENT

Home IoT

Video & security	IN PROGRESS
Smart appliances	IN PROGRESS
Hubless	IN PROGRESS
Base IoT	CURRENT

Building IoT

Energy, water, air metering	CURRENT
Video intercom	CURRENT
Parking	CURRENT
Access control	CURRENT

$14 - $47

/ unit monthly opportunity



$1-10
WiFi
$1-2
Video Intercom
$1-2
Alloy Parking
$1-3
Alloy Access
$2-5
Self-Guided Tours
$7-12
Smart Homes[1]
$1-13
New Products

Note: Average recurring revenue per unit in a fully deployed community

1. Includes Hub recurring

26

SUSTAINABILITY AT THE CORE OF SMARTRENT’S VALUE PROPOSITION 03

Our solutions help owners / operators prepare for the future


Building data
& analytics

1. Our software provides owners / operators with predictive maintenance tools
2. SmartRent tracks valuable asset and amenity data that may be monetized in the future
3. We assist smart appliance companies integrate with building software


Green
initiatives

1. By deploying our solutions, owners / operators are able to substantially reduce energy consumption
2. SmartRent's leak sensors prevent water damage across entire portfolios
3. SmartRent helps owners / operators reduce carbon emissions and solve peaker plants[1] issues

1. Power plants that run only during peak demand for electricity.

28

Energy Management

Energy platform manages data with >300 utility companies to facilitate ESG reporting

Case Study 1: Client A with ~125 communities generates ~$500,000 in annual Demand Response revenue and >$1M of upfront rebates for smart devices

Case Study 2: Client B with ~250 communities generates ~$700,000 in annual Demand Response revenue and >$6M of upfront rebates for smart devices

No size limits
No minimum site size.

Flexibility
Accomodate any schedule

Energy Reporting
Improve energy efficiency

DRMS
Accomodate any schedule


Energy Usage
605
13 kWH

29

SmartRent helps its clients achieve their sustainability goals while meaningfully reducing costs

2,564

Water leaks prevented[1]

366K+ → **4%**

MWH electricity saved[2]

Reduction in U.S. energy consumption if all rental buildings had SmartRent[3]

50 → **100%**

Peaker plants avoided[3]

Peaker plant issues could be avoided if all rental buildings had SmartRent[4]


21%

Residential real estate accounts for 21% of total U.S. energy consumption[4]

Select Customers

ESSEX PROPERTY TRUST, INC.

S&P 500 | Total market cap: $27 billion

Earned 2020 "Green Star" for sustainability performance by GRESB

Essex has developed sixteen apartment communities that are LEED Certified, including six Gold and eight Silver certifications

UDR

S&P 500 | Total market cap: $20 billion

UDR named Smart Buildings Innovator 2020 by Logical Buildings for 2nd year in a row

2020 Global Real Estate Sustainability Benchmark ("GRESB") score of 83, far exceeding the average of 70

1. Per company data
2. Based on 1M installed and committed units, assuming 2kwh per apartment / home saved per day during half a year; assumes 43M rental units in the U.S. for total reduction figure.
3. Based on 1M installed and committed units, assuming for each 20,000 units or homes, a peaker plant can be avoided, resulting in a 5% decrease in peaker plants based on 1,000 peaker plants in the U.S..
4. Per U.S. Energy Information Administration, for 2019.

30

OPERATIONAL HIGHLIGHTS 04

More units installed and states served than all of our competitors combined

Positions SmartRent to scale quickly with new clients – we serve local and national owners and operators

45
States

28
States with local SmartRent teams



0 units | < 1,000 units | 1,001 – 10,000 units | +10,000 units

Demetrios Barnes
Chief Operating Officer

Implementation	Field Ops	Supply Chain	Support
(22)	(102)	(11)	(52)
Corporate	IOT	PHX Based Facility	US-based call center
Property	Access Control	Regional storage facilities	24/7/365
	WiFi		**2020 Stevie Award – Technology Winner**
	Quality Assurance		

Source: Company data as of 6/30/2021

32

Largest field network combined with our in-house custom software creates a strong moat for our business Alloy Install 33 200+ W-2 employees in implementation, installation, support & warehouse

The industry leaders have chosen SmartRent… 34 15 of the top 20 multifamily owners are SmartRent clients ~3% of addressable multifamily market represented by top 20 owners / operators 1.3M Units owned 43M Units in the U.S.1 …and the rest of the real estate industry is expected to follow Recognized thought leaders for the rest of the residential industry Source: NMHC, company filings, as of 3/31/2021 1. Assumes 28M rental apartment units and 15M single family rental residences in the U.S.. 2021 Rank Company Name Units Owned (K) SmartRent Client SmartRent Investor Multifamily 1 MAA 100 2 Morgan Properties 91 3 Starwood Capital Group 89 4 AvalonBay Communities 80 5 Equity Residential 79 6 Greystar Real Estate Partners 75 7 Related Companies 73 8 Edward Rose Building Enterprise 67 9 Monarch Investment & Management Group 63 10 The Irvine Company 62 11 Cortland 62 12 Essex Property Trust 60 13 Nuveen Real Estate 60 14 Hunt Companies 58 15 Weidner Apartment Homes 57 16 Camden Property Trust 57 17 Lincoln Property Company 53 18 The Michaels Organization 53 19 UDR 52 20 BH Equities 51

Case Study: Early Adopters

Aimco[1]

$13B	33K	7th
Total market capitalization	Apartments in 13 states	Largest Multifamily REIT

"And so when we think of SmartRent, using that as the example, over the last year, we put 30,000 units in, we were out in front of the market and what we've seen is that our residents have a smoother experience, our service team members are cutting less keys, and at the end of the day, it really comes down to residents staying with us longer, team members wanting to have a more rewarding job and it's a holistic look at all of those things combined."

Terry Considine – ***CEO***

Q3 2019 Earnings Call

UDR

$20B	51K	5th
Total market capitalization	Apartments in 14 states	Largest Multifamily REIT

"To date, we have completed 1,800 home installation with rent premiums..., although there are clearly significant benefits to our controllable expenses as well. An additional $30 million investment in other technologies for the overall operating platform will also occur over the next three years."

Jerry A. Davis - ***President and COO***

Q4 2018 Earnings Call



Close to full portfolio roll-out
93%
82%
Portfolio roll-out soon to exceed 90%
Full portfolio rollout December '18
Full portfolio rollout September '18
UDR pilot Jul '18
Aimco pilot May '18
100%
80%
60%
40%
20%
0%
Mar '18
Jun '18
Sep '18
Dec '18
Mar '19
Jun '19
Sep '19
Dec '19
Mar '20
Jun '20
Sep '20
Dec '20
Mar '21
Aimco[1]
UDR

Source: Company Data, Public Filings

1. AIR (Apartment Income REIT Corp.) was spun-off from Aimco in December 2020. Metrics represent AIR and Aimco combined.

35

From existing customers alone, SmartRent sees an opportunity to generate up to $1.8Bn in annual revenue

As of Q2 2021



Number of Units
211K
606K
2.7M
3.5M
Deployed Units 1
Committed Units 2
Remaining Client Opportunity 3
Existing Customer Base Total Oppportunity

3.5M
unit opportunity from existing customers alone

$1.8B
potential annual recurring revenue from existing customers [4]

$710M
revenue opportunity from Committed Units[5]

0%
customer churn since inception[6]

Note: Preliminary estimates
1. Total estimated number of units deployed to date as of 6/30/2021
2. We define Committed Units as both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed us (on a non-binding basis) that they intend to order in the future for deployment within two years of the measurement date.
3. Remaining units for existing customers, excluding deployed units and committed units.
4. Estimated annual recurring revenue assuming full deployment across 3.5M units from existing customers and new products.
5. Total estimated contract value under Committed Units. Consists of $379M hardware and installation revenue and $331M hosted service revenue, assuming average 5 year contract.
6. To date we have experienced no customer churn (meaning that no customer has removed an installed SmartHub).

36

Highly motivated sales team 37 Source: Company data as of 6/30/2021 Sales (10) CJ Edmonds Chief Revenue Officer (25) Marketing (9) Account Services (33) RevOps Growing Revenue Organization Focused on Acquiring and Retaining Customers… Sales team with decades of experience successfully selling software solutions into the real estate industry including over 70% of the NMHC Top 50 Owners New clients in Q2 2021

Case study: Illustrative building economics and ROI 38 Per unit (annually) 1. Based on a 5% cap rate 2. Based on assumed 220 units per building 3. Inclusive of SmartRent upfront charge and recurring fees Revenue $18.0K $18.8K Traditional Rental Building SmartRent Building OpEx ($8.4K) ($8.2K) NOI $9.6K $10.6K NOI Margin 53% 59% Gross Value / Unit1 $192K $211K Gross Value / Building2 $42.2M $46.5M 50% Owner / operator IRR from deploying SmartRent3 30% Projected cash on cash return3 3-year Payback period3

CLIENT INSIGHTS: JASON KESSLER EDWARD ROSE & SONS

FINANCIAL OVERVIEW & TRANSACTION HIGHLIGHTS 05

Transaction summary

($ Millions, except per share values)

Key highlights

Valuation	Pro forma enterprise value of $1.66B
Capital Structure	$513M pro forma cash held on balance sheet[1]
PIPE	$155M of PIPE commitments
Secondary	No secondary proceeds
Warrants	None
Existing shareholders lock-up	6 months[2]
FWAA lock-up period	Up to 3 years[3]
Expected Completion	3Q2021

Pro forma ownership summary @ $10.00 per share[4]



4.5% FWAA Sponsor
7.1% PIPE Investors
15.9% Public Equity Holders
72.5% SmartRent Equity Holders

Pro forma valuation calculation

SmartRent illustrative share price	$10.00
Pro forma shares outstanding (M)[5]	217
Equity value	**$2,174**
(Less) cash	(513)
Enterprise value	**$1,660**

Sources

Cash held in trust	$345
Issuance of shares	1,577
Proceeds from PIPE	155
Cash on SmartRent balance sheet	68
Total	**$2,144**

Uses

SmartRent equity holder stock consideration	$1,577
Est. transaction fees & expenses[6]	50
Cash on SmartRent balance sheet	513
Debt paydown	5
Total	**$2,144**

Note: Assumes no shareholder redemptions
1. Inclusive of PIPE proceeds and transaction expenses
2. Substantially all of the stockholders expected to be in place by closing
3. Founder shares of FWAA's sponsor are locked up for periods of up to three years
4. Shares subject to vesting are included in the ownership percentages presented
5. Total shares includes 157.7 million rollover equity shares, 34.5 million public shares, 15.5 million shares from PIPE, and 9.6 million FWAA sponsor shares; Assumes no shareholder redemption
6. Transaction expenses are estimates

41

Illustrative financial impact of capital raised

For every

$100M → Investment

Sales, marketing & administrative 36%



Installation & services 64%

→ **1.4M** Units

→ **$220M** Annual hosted service revenue opportunity

+ $900M Hardware and installation revenue opportunity

Other expected uses of proceeds



Research & Development



Commercial real estate expansion



International expansion



Strategic acquisitions

→

FWAA will supercharge SmartRent's M&A pipeline

FIFTH WALL

Largest and most active VC in real estate tech

Fifth Wall tracks more than 8,300 real estate technology companies, including more than 600 growth and later stage companies

Source: Company Data

Note: The forecasted results of operations for the years 2021-2024 presented herein reflect the material positive impact of the proposed transaction and SmartRent's planned uses of the anticipated post-closing cash on hand. The ability to advance these growth initiatives in 2021 as a result of the transaction is projected to result in substantial revenue, gross profit and Adjusted EBITDA increases in 2022-2024 over the results SmartRent would have otherwise expected to achieve had the transaction not occurred and such additional cash not been available for such uses; Projections contained herein are subject to numerous risks described in slides 54 and 55, and actual results may differ from projected results.

42

43 ($ millions except for units installed and units booked) Units installed Total revenue Bookings1 Units booked Adj. EBITDA 17,940 32,483 1Q20 1Q21 $15.1 $32.4 1Q20 1Q21 22,700 45,536 1Q20 1Q21 ($5.5) ($7.9) 1Q20 1Q21 $0.7 ($0.4) 1Q20 1Q21 Source: Company filings 1. We define Bookings as the aggregate dollar value associated with signed master service agreements or binding purchase orders during the period. Bookings include the value of all hardware, professional services and SmartHubs and the value of the first year of software services included in the signed master service agreements or binding purchase orders, reflecting all discounts. $16.6 $19.2 $14.9 $16.0 $1.6 $3.2 1Q20 1Q21 4.2% (2.1%) Margin Gross profit Delivered double-digit revenue growth and record quarterly new units

Attractive growth potential and expected path to profitability

Cumulative units (K)



% committed[1]
85%
75%
26%
4%
155
314
701
1,476
2,624
2020
2021E
2022E
2023E
2024E

Total revenue ($M)



CAGR: 123%
$53
$119
$342
$782
$1,308
2020
2021E
2022E
2023E
2024E

Gross profit ($M)



Margin:
12%
23%
27%
30%
($4)
$15
$80
$208
$392
2020
2021E
2022E
2023E
2024E

Adjusted EBITDA ($M)



Margin:
-
3%
10%
15%
($30)
($22)
$9
$78
$190
2020
2021E
2022E
2023E
2024E

Source: Company Data

Note: The forecasted results of operations for the years 2021-2024 presented herein reflect the material positive impact of the proposed transaction and SmartRent's planned uses of the anticipated post-closing cash on hand. The ability to advance these growth initiatives in 2021 as a result of the transaction is projected to result in substantial revenue, gross profit and Adjusted EBITDA increases in 2022-2024 over the results SmartRent would have otherwise expected to achieve had the transaction not occurred and such additional cash not been available for such uses; projections contained herein are subject to numerous risks described in slides 54 and 55, and actual results may differ from projected results.

1. Percent of committed units pipeline for each year from current customers as of March 2021; MSAs signed with each of the customers accounted.

44

Attractive projected recurring revenue model

Key Highlights

0%
churn to date

5-7
year contract life

74%
2024E hosted service[1] gross margin

75%
of customers prepay software contract

Revenue Build By Annual Cohort[2] ($M)



$158
50
108
2021E
$443
160
283
2022E
$1,004
397
607
2023E
$1,592
633
959
2024E
Sales multiplier effect3
1.5x
1.6x
1.7x
1.7x
Recognized GAAP revenue
Deferred revenue 4

Source: Company Data

Note: The forecasted results of operations for the years 2021-2024 presented herein reflect the material positive impact of the proposed transaction and SmartRent's planned uses of the anticipated post-closing cash on hand. The ability to advance these growth initiatives in 2021 as a result of the transaction is projected to result in substantial revenue, gross profit and Adjusted EBITDA increases in 2022-2024 over the results SmartRent would have otherwise expected to achieve had the transaction not occurred and such additional cash not been available for such uses; projections contained herein are subject to numerous risks described in slides 54 and 55, and actual results may differ from projected results.

1. Hosted services includes Hub and SaaS revenue.
2. Cohort analysis represents (i) recognized GAAP revenue derived from projected unit sales in each given year, plus (ii) the recurring revenue those unit sales are expected to generate in future years ("deferred revenue") through associated Hub and SaaS products. Deferred Hub Revenue assumes a 4-year recognition period, and that the customer will not replace the Hub at the end of its lifetime. Deferred SaaS revenue is based on a 5-year customer lifetime for the core home automation product only. Assuming best-in-class SaaS churn rather than a 5-year customer lifetime would further increase the amount of deferred revenue from each cohort. Figures also exclude sales from new product roadmap.
3. Calculated as total revenue build divided by recognized GAAP revenue.
4. Represents Hub revenue that is amortized over 4 years, and Core SaaS revenue that is amortized over 5 years.

45

Detailed financials

GAAP and Operational metrics ($ Millions)

	2020	2021	2022	2023	2024
			Projections		
Operational[1]					
Hardware and installation					
Revenues	$46.4	$98.2	$274.5	$610.7	$987.4
Cost of sales	48.9	94.5	236.7	522.3	831.9
Gross Profit	($2.5)	$3.7	$37.8	$88.4	$155.5
% gross profit margin	*nm*	*4%*	*14%*	*15%*	*16%*
Hosted service					
Revenues	$22.6	$48.1	$153.1	$382.3	$640.8
Cost of sales	13.5	26.5	66.0	146.0	229.7
Gross Profit	$9.1	$21.6	$87.1	$236.3	$411.1
% gross profit margin	*40%*	*45%*	*57%*	*62%*	*64%*
GAAP					
Hardware and installation					
Revenues	$44.3	$94.9	$274.5	$610.7	$987.5
Cost of sales	51.4	92.2	236.7	522.3	832.0
Gross Profit	($7.1)	$2.7	$37.8	$88.4	$155.5
% gross profit margin	*nm*	*3%*	*14%*	*14%*	*16%*
Hosted service					
Revenues	$8.3	$24.1	$67.8	$171.2	$320.7
Cost of sales	5.4	12.0	26.1	51.8	84.2
Gross Profit	$2.9	$12.1	$41.7	$119.4	$236.5
% gross profit margin	*34%*	*50%*	*62%*	*70%*	*74%*

Source: Company Data

Note: The forecasted results of operations for the years 2021-2024 presented herein reflect the material positive impact of the proposed transaction and SmartRent's planned uses of the anticipated post-closing cash on hand. The ability to advance these growth initiatives in 2021 as a result of the transaction is projected to result in substantial revenue, gross profit and Adjusted EBITDA increases in 2022-2024 over the results SmartRent would have otherwise expected to achieve had the transaction not occurred and such additional cash not been available for such uses; projections contained herein are subject to numerous risks described in slides 54 and 55, and actual results may differ from projected results.

1. The operational metrics present the economic effect of events that occur during the month and does not take into effect contract completion and deferral of revenues, and related cost of revenue ("COR"), pursuant to the GAAP revenue recognition standard. Although not a cash flow statement, this concept illustrates a "cash" metric.

46

Detailed financials (cont'd)

GAAP and Operational metrics ($ Millions)

	2020	2021	Projections 2022	2023	2024
Operational[1]					
Total revenues	$69.1	$146.4	$427.7	$993.0	$1,628.3
Cost of sales	(62.4)	(121.0)	(302.7)	(668.2)	(1,061.7)
Gross profit	$6.7	$25.3	$125.0	$324.8	$566.6
Operational adjusted EBITDA[2]	**($14.1)**	**($11.9)**	**$54.4**	**$195.2**	**$364.8**
GAAP					
Total revenues	$52.5	$119.0	$342.3	$782.0	$1,308.1
Cost of sales	(56.8)	(104.1)	(262.8)	(574.1)	(916.1)
Gross profit	($4.3)	$14.8	$79.5	$207.8	$392.0
Total operating expense	(31.4)	(37.0)	(70.5)	(129.4)	(202.0)
Net operating income	($35.7)	($22.2)	$9.1	$78.4	$190.1
Interest expense, net	(0.6)	(0.3)	(0.2)	0.0	0.0
Other income (expense)	(0.7)	(1.6)	(1.6)	(1.5)	(1.5)
Provision for income taxes	(0.1)	0.0	(0.2)	(2.0)	(4.9)
Net income (loss)	**($37.1)**	**($24.1)**	**$7.1**	**$74.8**	**$183.6**
Adjusted EBITDA[2]	**($29.9)**	**($22.4)**	**$8.9**	**$78.3**	**$190.2**
Revenue growth		*125%*	*188%*	*128%*	*67%*
Gross profit margin	*nm*	*13%*	*23%*	*27%*	*30%*
Adjusted EBITDA margin	*nm*	*nm*	*3%*	*10%*	*15%*
Net income (loss) margin	*nm*	*nm*	*2%*	*10%*	*14%*

Source: Company Data

Note: The forecasted results of operations for the years 2021-2024 presented herein reflect the material positive impact of the proposed transaction and SmartRent's planned uses of the anticipated post-closing cash on hand. The ability to advance these growth initiatives in 2021 as a result of the transaction is projected to result in substantial revenue, gross profit and Adjusted EBITDA increases in 2022-2024 over the results SmartRent would have otherwise expected to achieve had the transaction not occurred and such additional cash not been available for such uses; projections contained herein are subject to numerous risks described in slides 54 and 55, and actual results may differ from projected results.

1. The operational metrics present the economic effect of events that occur during the month and does not take into effect contract completion and deferral of revenues, and related cost of revenue ("COR"), pursuant to the GAAP revenue recognition standard. Although not a cash flow statement, this concept illustrates a "cash" metric.

2. Adjusted EBITDA equals net income (loss) with add backs for depreciation and amortization, stock-based compensation, net interest expense and other income (expense) excluding Zipato service fees.

47

Visible. Profitable. Repeatable. 48 1. Customer Acquisition Cost 2. Average Revenue Per User 3. Hosted services includes Hub and SaaS revenue 4. Represents Hub revenue that is amortized over 4 years, and Core SaaS revenue that is amortized over 5 years 80% of ’21-’22 units are Committed Units Embedded pipeline expected to drive multi-year revenue visibility 1 74% 2024E hosted service3 gross margin Decreasing CAC1 and increasing ARPU2 expected to drive margin expansion 2 633M 2024E cohort deferred revenue4 Long-term contracts provide a large base of deferred revenues 3 0% Customer churn since inception Sticky customer base 4 2022 EBITDA profitability (estimated) Clear path to corporate profitability 5

Key investment highlights Leading solution provider for owners / operators & residents 1 SmartRent is a category leader 2 Highly visible pipeline of demand 3 Large addressable market 4 Significant growth opportunity 5 Experienced team with deep industry expertise 6 Attractive financial profile with a clean capital structure 7 49

APPENDIX 06

Fifth Wall is the preeminent PropTech investor

1 Largest, most active PropTech VC who pioneered institutional PropTech investing
- $2.5B of AUM; over 5x larger than our closest competitor
- Early, "kingmaker" investor in the most iconic, category-leading businesses in Proptech over last 6 years
- Differentiated from more recreational / amateur corporate venture capital funds in real estate
- Most sought-after VC for Proptech entrepreneurs because of brand, scale of distribution, and track record

2 Unmatched distribution to a global network of strategic real estate owners
- Global network of ~70 strategic real estate LP's in every sector across 15 countries
- Has structured partnerships, contracts, distribution deals for our investments to act as "kingmaker"
- Offers significantly more distribution to the real estate industry than any individual real estate firm

3 Information advantage = unique ability to identify winners
- Fifth Wall's LP's help inform which technologies they prioritize and intend to adopt
- As a result, Fifth Wall has become a "brand validator" for emerging PropTech companies to the VC community; investments signal real estate industry validation for our portfolio companies

4 Studied the smart home space extensively and identified SmartRent as a clear leader
- Fifth Wall conducted an RFP on smart home technology for one of our homebuilder Strategic LP's
- Fifth Wall evaluated the entire landscape of companies and SmartRent stood out as a category leader
- Fifth Wall was attracted to management, strong reference customers, clear technological edge, and embedded growth
- SmartRent sought out Fifth Wall (re-opening the March 2020 Series C financing) because of Fifth Wall's distribution potential and the brand validation its investment offered

5 Fifth Wall's first SPAC is the perfect opportunity to invest in SmartRent's future
- Fifth Wall will continue to work closely with management to drive growth
- Fifth Wall will help unlock access to the over 2M residential units that Fifth Wall's growing base of strategic LPs own
- FWAA's Sponsor has agreed to a long-term lockup on its Sponsor shares to promote alignment with SmartRent and its investors

2016	**$2.6B**	**>5x**
Year founded	Assets Under Management	Larger next largest Proptech VC
70+	**2M+**	**10**
Strategic Real Estate LPs	Multifamily units	Early investments that have become "unicorns"

Track Record of Category-Leading Investments

aurora, blend, built, classpass, Clutter, doma, Hippo, SmartRent, INDUSTRIOUS, loft, Loggi, Notarize, Opendoor, PROCORE, VTS

FIFTH WALL
Acquisition Corp I

Source: Fifth Wall provided information

51

Reconciliation of non-GAAP metrics

($ Millions)

	2020	2021	Projections 2022	2023	2024
GAAP net income (loss)	**($37.9)**	**($24.1)**	**$7.1**	**$74.8**	**$183.6**
Less: Other income (expense)	1.9	0.0	0.0	0.0	0.0
Plus: Interest expense, net	0.6	0.3	0.2	0.0	0.0
Plus: Provision for income taxes	0.1	0.0	0.2	2.0	4.9
Plus: Share-based compensation[1]	5.1	0.6	0.6	0.6	0.6
Plus: Depreciation and amortization	0.3	0.8	0.9	0.8	1.1
GAAP Adjusted EBITDA	**($29.9)**	**($22.4)**	**$8.9**	**$78.3**	**$190.2**

	2020	2021	Projections 2022	2023	2024
Operational net income (loss)	**($21.4)**	**($13.6)**	**$51.4**	**$188.8**	**$353.7**
Less: Other income (expense)	1.0	0.0	0.0	0.0	0.0
Plus: Interest expense, net	0.6	0.3	0.2	0.0	0.0
Plus: Provision for income taxes	0.0	0.0	1.4	5.0	9.4
Plus: Share-based compensation[1]	5.1	0.6	0.6	0.6	0.6
Plus: Depreciation and amortization	0.7	0.8	0.9	0.8	1.1
Operational adjusted EBITDA	**($14.1)**	**($11.9)**	**$54.4**	**$195.2**	**$364.8**

Source: Company Data

Note: The forecasted results of operations for the years 2021-2024 presented herein reflect the material positive impact of the proposed transaction and SmartRent's planned uses of the anticipated post-closing cash on hand. The ability to advance these growth initiatives in 2021 as a result of the transaction is projected to result in substantial revenue, gross profit and Adjusted EBITDA increases in 2022-2024 over the results SmartRent would have otherwise expected to achieve had the transaction not occurred and such additional cash not been available for such uses; projections contained herein are subject to numerous risks described in slides 54 and 55, and actual results may differ from projected results.

1. Includes compensation expense in connection with Zipato acquisition.

52

Side-by-side Q1 financial comparison 53 ($ Millions) Three months ended March 31, 2021 2020 Change (%) Revenue Hardware + professional services $16.0 $14.9 7% Hosted services 3.2 1.6 94% Total revenue $19.2 $16.6 16% Cost of revenue Hardware + professional services 17.6 14.7 20% Hosted services 2.0 1.2 70% Total cost of revenue $19.6 $15.8 24% Operating expense Research and development 3.1 1.9 65% Sales and marketing 1.8 1.5 14% General and administrative 4.0 4.0 (1%) Total operating expenses $8.8 $7.4 19% Loss from operations ($9.2) ($6.7) 37% Other expense, net2 0.1 0.6 (91%) Net loss ($9.3) ($7.3) (27%) Source: Company filings 1. All 2021 financial data in this presentation is unaudited. 2. Includes interest expense, other income/expense and provision for income taxes.

Key risks 54 In this section, all references to the “Company,” “we,” “us” or “our” refer to the business of SmartRent. The risks presented below are certain of the general risks related to the business of the Company, and such list is not exhaustive. You should carefully consider these risks and uncertainties, together with the information in the Company’s consolidated financial statements and related notes, and should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business of the Company will be disclosed in future documents filed or furnished by the Company and/or FWAA with SEC, including the documents filed or furnished in connection with the proposed transactions between the Company and FWAA. The risks presented in such filings may differ significantly from, and be more extensive than, those presented below. • We are an early-stage company with a history of losses. We have not been profitable historically and may not achieve or maintain profitability in the future. • Our operating results and financial condition may fluctuate from period to period. • If the smart home technology industry does not grow as we expect, or if we cannot expand our products and solutions to meet the demands of this market, our revenue may decline, fail to grow or fail to grow at an accelerated rate, and we may incur operating losses. • Our limited operating history, recent growth and the quickly changing markets in which we operate make evaluating our current business and future prospects difficult, which may increase the risk of investing in our stock. • We collect, store, process, and use personal information of our customers and their residents, which subjects us to legal obligations and laws and regulations related to security and privacy, and any actual or perceived failure to meet those obligations could harm our business. • If our security controls are breached, or if unauthorized or inadvertent access to customer or residential information or other data or to control or view systems is otherwise obtained, our products and solutions may be perceived as insecure, our business may be harmed, and we may incur significant liabilities. • Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation. • We may be unable to attract new customers and maintain customer satisfaction, which could have an adverse effect on our business and growth. • Potential customer turnover in the future, or costs we incur to retain and upsell our customers, could materially and adversely affect our financial performance. • If we are unable to develop new products and solutions, adapt to technological change, sell our products and solutions into new markets, or further penetrate our existing markets, our revenue may not grow as expected. • The markets in which we participate could become more competitive as many companies, including large technology companies and managed service providers, may target the markets in which we do business. If we are unable to compete effectively with these potential competitors and sustain pricing levels for our products and solutions, our sales and profitability could be adversely affected. • If we fail to continue to develop our brand or our reputation is harmed, our business may suffer. • The loss of one or more key members of our management team or personnel, or our failure to attract, integrate and retain additional personnel in the future, could harm our business and negatively affect our ability to successfully grow our business. • Our products and solutions may be affected from time to time by design and manufacturing defects that could subject us to personal injury, property damage, product liability, warranty, and other claims, which could adversely affect our business and result in harm to our reputation. • We depend on a limited number of third-party suppliers and manufacturers and partners for our products. A loss of any of our suppliers, manufacturers, and partners could negatively affect our business. • We have limited control over our suppliers, manufacturers, and partners, which may subject us to significant risks, including the potential inability to produce or obtain quality products and services on a timely basis or in sufficient quantity. If these third-party suppliers, manufacturers, and partners experience any delay, disruption or quality control problems in their operations, including due to COVID-19, we could lose market share and our results of operations may suffer.

Key risks (cont’d) 55 • We make estimates relating to customer demand and errors in our estimates may have negative effects on our inventory levels, revenues, and results of operations. • Our ability to use net operating loss carryforwards may be subject to limitations. • Interruptions to, or other problems with, our website and interactive user interface, information technology systems, manufacturing processes or other operations could damage our reputation and brand and substantially harm our business and results of operations. • If we are unable to accurately forecast customer demand for our products and solutions and adequately manage our inventory, our operating results could be adversely affected. • The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain senior management and qualified board members. • If we fail to maintain an effective system of internal controls, we may not be able to accurately report financial results or prevent fraud and the trading price of our stock could be negatively affected. We have identified material weaknesses in our internal control over financial reporting. • We may expand through acquisitions of, or investments in, other companies, each of which may divert our management’s attention, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our results of operations. • If we are unable to achieve or maintain profitability in the future, we may require additional capital to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances. If capital is not available to us, our business, results of operations, and financial condition may be adversely affected. • Failure to adequately protect our intellectual property, technology, and confidential information could reduce our competitiveness and harm our business and operating results. • Accusations of infringement of third-party intellectual property rights could materially and adversely affect our business. • Some of our products and solutions contain open source software, which may pose particular risks to our proprietary software, technologies, products, and solutions in a manner that could harm our business. • Our smart home technology is subject to varying state and local regulations, which may be updated from time to time. • The outbreak of the COVID-19 pandemic and future resurgences or the development of variants thereof, could have an adverse effect on our business, results of operations, and financial condition. • Failure of our global operations to comply with import and export, bribery, and money laundering laws, regulations and controls, could have an adverse impact on our financial condition. • Expanding our international operations subject us to a variety of risks and uncertainties, including exposure to foreign currency exchange rate fluctuations, which could adversely affect our business and operating results. • Insurance policies may not cover all of our operating risks and a casualty loss beyond the limits of our coverage could negatively impact our business. • Downturns in general economic and market conditions and reductions in spending may reduce demand for our products and solutions, which could harm our revenue, results of operations and cash flows. • Changes in effective tax rates, or adverse outcomes resulting from examination of our income or other tax returns, could adversely affect our results of operations and financial condition. • From time to time, we may be subject to legal proceedings, regulatory disputes, and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention, and materially harm our business, financial condition, and operating results. • Our business is subject to the risk of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by manmade problems such as terrorism.

Important Information for Investors and Stockholders

This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I ("FWAA") and SmartRent.com, Inc. ("SmartRent"). FWAA filed an amended registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission ("SEC") on July 1, 2021, which included a preliminary proxy statement/prospectus in connection with FWAA’s solicitation for proxies for the vote by FWAA’s shareholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SmartRent’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire preliminary proxy statement/prospectus, and when it becomes available, the definitive proxy statement and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045.

FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding their interest in the transaction is contained in the Registration Statement. Free copies of these documents may be obtained as described in the preceding paragraph.

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA's and SmartRent's expectations or predictions of future financial or business performance or conditions, SmartRent's product roadmap, including the expected timing of new product releases, SmartRent's plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent's ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words "believes," "estimates," "expects," "projects," "forecasts," "may," "will," "should," "seeks," "plans," "scheduled," "anticipates," "intends" or "continue" or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA's Form S-1 titled "Risk Factors," which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA's or SmartRent's management's current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC.

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In addition to factors previously disclosed in FWAA's reports filed with the SEC, including FWAA's most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC's website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent's ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA's public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall's limited partner and other commercial relationships to grow SmartRent's customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent's customer base, the ability of the combined company to meet Nasdaq's listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent's current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA's most recent reports on Form 8-K, which are available, free of charge, at the SEC's website at www.sec.gov, and will also be provided in FWAA's proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA's and SmartRent's control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term "committed units" includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order.

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This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Investor Contact:

SmartRent@FTIConsulting.com

Media Contact:

SmartRent@Inkhouse.com

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